November 8, 2019

Dirk Richter
Chief Executive Officer
GH Capital, Inc.
200 South Biscayne Blvd., Suite 2790
Miami, FL 33131

       Re: GH Capital, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed October 30, 2019
           File No. 000-55798

Dear Mr. Richter:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology